January 19, 2024

Via EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Symetra Life Insurance Company (the “Company”)
Symetra Trek Plus
Registration Statement on Form S-1
File No. 333-_____________

Commissioners:

The Company is filing under the Securities Act of 1933, as amended (the “Securities Act”), a new registration statement on Form S-1 (the “New Registration Statement”) for certain individual single premium deferred index-linked annuity contracts titled Symetra Trek® Plus (the “Contract”).

Pursuant to Rule 415(a)(6) under the Securities Act, the New Registration Statement will carry forward unsold securities for the Contract, which are currently registered pursuant to a registration statement on Form S-1 (File No. 333-252144) (the “Effective Registration Statement”). But for the three-year limitation under Rule 415(a)(5) on the offer and sale of securities that are offered and sold on a continuous basis, the Company would continue to offer and sell the Contract under the Effective Registration Statement.

Please note the financial statements and the Management’s Discussion and Analysis of Financial Condition and Results of Operations are presented on a statutory accounting basis due to relief the Company was granted by the Commission under Rule 3-13 of Regulation S-X. See Response of Chief Accountant’s Office, Division of Investment Management, re Symetra Life Insurance Company and First Symetra National Life Insurance Company of New York (Aug. 8, 2019).

Please direct any questions or comments regarding the Registration Statement to me at 515-471-3381 or at david.dimitri@symetra.com.

Sincerely,

/s/ David Dimitri

David Dimitri
Senior Counsel
Symetra Life Insurance Company
(515) 471-3381
(425) 615-5743 (cell)

cc:    Darlene K. Chandler, Senior Vice President and Associate General Counsel
Jacqueline M. Veneziani, General Counsel, Symetra Life Insurance Company